CenturyLink, Inc.
100 CenturyLink Drive
Monroe, LA  71203

June 2, 2010

United States Securities and Exchange Commission                                                                                                FILED VIA EDGAR
100 F Street, N.E.
Washington, D.C.  20549

ATTENTION:	Mr. Larry Spirgel
Assistant Director

RE:	CenturyLink, Inc. (f/k/a CenturyTel, Inc.)
Form 10-K for the year ended December 31, 2009

Dear Mr. Spirgel:

By letter dated May 27, 2010, the Staff provided to CenturyLink, Inc. a comment with respect to its review of our Definitive Proxy Statement filed on April 7, 2010.  Our response to the Staff’s letter is contained herein.  In responding to the comment, we have reproduced below the full text of the Staff’s comment, which is followed by our response.

Definitive Proxy Statement filed on April 7, 2010
Risk Oversight, page 20

Comment 1.   We note your disclosure related to the board’s leadership structure and risk oversight in response to Item 407(h) of Regulation S-K.  In future filings, please also discuss the effect that the board’s role in the risk oversight of the company has on the board’s leadership structure.

Response:

In future proxy statement filings, we will include disclosure regarding the effect that the board’s role in the risk oversight of the company has on the board’s leadership structure.

* * * * * * * * *

In addition, in connection with our response to your comment letter, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or need additional information, please do not hesitate to call me at (318) 388-9819.

Sincerely,

/s/   Neil A. Sweasy
       Neil A. Sweasy
       Vice President and Controller

Cc:         Jay Knight, Attorney-Adviser
Robert Bartelmes, Senior Financial Analyst